SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         PRG-Schultz International, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   69357C 10 7
                 ----------------------------------------------
                                 (CUSIP Number)

    B. Joseph Alley, Jr., Esq.                    Curtis Swinson, Esq.
     Arnall Golden Gregory LLP               Malouf Lynch Jackson & Swinson
     2800 One Atlantic Center                   600 Preston Common East
    1201 West Peachtree Street                     8115 Preston Road
    Atlanta, Georgia 30309-3450                 Dallas, Texas 75225-6342
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 21, 2002
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                               Andrew H. Schultz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                         United States
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                       1,299,414
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                              3,670,002(1)
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                       1,299,414
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                       3,670,002(1)
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    4,969,416(1)
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                     7.8 percent
--------------------------------------------------------------------------------
14  Type of Reporting Person
                                 IN
================================================================================

(1) Includes 3,670,002 shares held by the Andrew H. Schultz Irrevocable Trust of which Mr. Schultz is the trustee and beneficiary.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                    Andrew H. Schultz Irrevocable Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                       (a)X
                                                                           (b)
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                                   0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                                3,670,002(1)
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                                   0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                         3,670,002(1)

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,670,002(1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                     5.7 percent
--------------------------------------------------------------------------------
14  Type of Reporting Person
                                              OO
================================================================================

(1)  Andrew H. Schultz is the trustee and beneficiary.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                               The HHS Charitable Lead Annuity Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                             0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                              634,819
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                             0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                       634,819
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     634,819 (1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                          Less than one percent

--------------------------------------------------------------------------------
14  Type of Reporting Person
                                     OO

================================================================================


(1) Mr. Harold Berman is the trustee of The HHS Charitable Lead Annuity Trust.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                               Harold Berman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                           00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                           0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                           3,587,568
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                            0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                    3,587,568
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   3,587,568 (1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                     5.6 percent

--------------------------------------------------------------------------------
14  Type of Reporting Person
                                              IN

================================================================================

(1) Mr. Harold Berman is the trustee of The HHS Charitable Lead Annuity Trust, The LVS Charitable Lead Annuity Trust, The Daniel Alan Schultz HHS (2001) GST Trust, The Jaynie Schultz Romaner HHS (2001) GST Trust, The Andrew Harold Schultz HHS (2001) GST Trust, The Daniel Alan Schultz LVS (2001) GST Trust, The Jaynie Schultz Romaner LVS (2001) GST Trust and The Andrew Harold Schultz LVS (2001) GST Trust.

================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
                                The LVS Charitable Lead Annuity Trust
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                               00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          ___
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                            Texas
--------------------------------------------------------------------------------
7                                 Sole Voting Power
                                                               0
     NUMBER OF SHARES             ----------------------------------------------
8    BENEFICIALLY OWNED BY EACH   Shared Voting Power
     REPORTING PERSON WITH                               634,819
                                  ----------------------------------------------
9                                 Sole Dispositive Power
                                                               0
                                  ----------------------------------------------
10                                Shared Dispositive Power
                                                         634,819
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                      634,819 (1)

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)
                           Less than one percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                               OO

================================================================================

(1)  Mr. Harold Berman is the trustee of The LVS Charitable Lead Annuity Trust.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                         The Daniel Alan Schultz HHS (2001) GST Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                                 0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                                   576,032
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                                  0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                            576,032
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     576,032 (1)
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                         Less than one percent

--------------------------------------------------------------------------------
14  Type of Reporting Person
                                              OO

================================================================================


(1) Mr. Harold Berman is the trustee of The Daniel Alan Schultz HHS (2001) GST Trust.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                   The Jaynie Schultz Romaner HHS (2001) GST Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                                    0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                                     576,032
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                                    0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                              576,032
                                 -----------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     576,032 (1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                        Less than one percent

--------------------------------------------------------------------------------
14  Type of Reporting Person
                                              OO

================================================================================


(1) Mr. Harold Berman is the trustee of The Jaynie Schultz Romaner HHS (2001) GST Trust.

================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
                      The Daniel Alan Schultz LVS (2001) GST Trust
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                               00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          ___

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                            Texas
--------------------------------------------------------------------------------
7                                 Sole Voting Power
                                                                   0
     NUMBER OF SHARES             ----------------------------------------------
8    BENEFICIALLY OWNED BY EACH   Shared Voting Power
     REPORTING PERSON WITH                                   576,032
                                  ----------------------------------------------
9                                 Sole Dispositive Power
                                                                   0
                                  ----------------------------------------------
10                                Shared Dispositive Power
                                                             576,032
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                      576,032 (1)

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                               Less than one percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                               OO

================================================================================

(1) Mr. Harold Berman is the trustee of The Daniel Alan Schultz LVS (2001) GST Trust.

================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
                        The Jaynie Schultz Romaner LVS (2001) GST Trust
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                               00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          ___

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                            Texas
--------------------------------------------------------------------------------
7                                 Sole Voting Power
                                                                    0
     NUMBER OF SHARES             ----------------------------------------------
8    BENEFICIALLY OWNED BY EACH   Shared Voting Power
     REPORTING PERSON WITH                                    576,032
                                  ----------------------------------------------
9                                 Sole Dispositive Power
                                                                    0
                                  ----------------------------------------------
10                                Shared Dispositive Power
                                                              576,032
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                     576,032 (1)

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                             Less than one percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                               OO

================================================================================

(1) Mr. Harold Berman is the trustee of The Jaynie Schultz Romaner LVS (2001) GST Trust.

Item 4.  Purpose of Transaction

     This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on February 4, 2002 by Howard Schultz, Andrew H. Schultz, Andrew H. Schultz Irrevocable Trust, Leslie Schultz, Nate Levine, Arthur N. Budge, Jr., Harold Berman, The Zachary Herman Schultz Trust, The Gabriella Schultz Trust, The Samuel Joel Schultz
Trust, The HHS Charitable Lead Annuity Trust, The LVS Charitable Lead Annuity Trust, The Daniel Alan Schultz HHS (2001) GST Trust, The Jaynie Schultz Romaner HHS (2001) GST Trust, The Andrew Harold Schultz HHS (2001) GST Trust, The Daniel Alan Schultz LVS (2001) GST Trust, The Jaynie Schultz Romaner LVS (2001) GST Trust and The Andrew Harold Schultz LVS (2001) GST Trust (collectively, the "Reporting Persons").

     This amendment to the Schedule 13D relates to the sale of an aggregate of 1,106,684 shares of PRG-Schultz common stock by Andrew Schultz, executive vice president and director of PRG-Schultz, Andrew H. Schultz Irrevocable Trust, The HHS Charitable Lead Annuity Trust, The LVS Charitable Lead Annuity Trust, The Daniel Alan Schultz HHS (2001) GST Trust, The Jaynie Schultz Romaner HHS (2001) GST Trust, The Daniel Alan Schultz LVS (2001) GST Trust and The Jaynie Schultz Romaner LVS (2001) GST Trust to an affiliate of Blum Capital Partners LP ("Blum Capital Partners") in a private transaction on February 21, 2002 in the amounts set forth on Exhibit"A" of the Stock Purchase Agreement dated February 21, 2002, a copy of which is filed herewith as Exhibit 99.5. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

See Item 3 of the Schedule 13D.

     (a)-(j) Except as set forth above, none.

          In connection with the HSA-Texas acquisition, the size of the PRG-Schultz board of directors was expanded from 9 to 13 members. Howard Schultz serves as the chairman of the board of directors and Andrew H. Schultz, Arthur N. Budge, Jr., and Nate Levine serve as directors of PRG-Schultz.

Item 5.  Interest in Securities of the Issuer

     (a)-(b) See Items 7-13 of the cover pages.

     (c) See Item 4 above. No other transactions in PRG-Schultz' securities have been effected by an individual named in Item 2 of the Schedule 13D within the last sixty days, except those reported in the Schedule 13D.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities of PRG-Schultz.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In connection with the sale of shares of PRG-Schultz common stock, Blum Capital Partners, Andrew Schultz Andrew, H. Schultz Irrevocable Trust, The HHS Charitable Lead Annuity Trust, The LVS Charitable Lead Annuity Trust, The Daniel Alan Schultz HHS (2001) GST Trust, The Jaynie Schultz Romaner HHS (2001) GST Trust, The Daniel Alan Schultz LVS (2001) GST Trust and The Jaynie Schultz Romaner LVS (2001) GST entered into a stock purchase agreement dated February 21, 2002. A copy of the stock purchase agreement is filed herewith as Exhibit 99.5.

     In addition, in connection with the HSA-Texas acquisitions, PRG-Schultz, HSA-Texas, Howard Schultz, Andrew Schultz, the Andrew H. Schultz Irrevocable Trust, of which Andrew Schultz is the trustee and the beneficiary, certain other affiliated Schultz family trusts, John M. Cook, the chief executive officer of PRG-Schultz and John M. Toma, the vice chairman of PRG-Schultz entered into a shareholder agreement.

     Pursuant to the shareholder agreement, the parties will agree not to effect any transfer of PRG-Schultz common stock that such party now owns of record or acquires and to take such actions as are necessary to prevent any transfers of PRG-Schultz common stock beneficially owned by such party, other than certain specified transfers.

     In addition, the parties to the shareholder agreement will agree, as to matters submitted to a vote of PRG-Schultz's shareholders, to vote and take such actions as necessary to cause any shares of PRG-Schultz common stock beneficially owned by such party to be voted consistent with the recommendation of a specified majority of PRG-Schultz's board of directors, subject to certain qualifications.

     PRG-Schultz and each of the parties to the Asset Agreement and Stock Agreement and each additional holder of HSA-Texas voting or nonvoting common stock entered into a registration rights agreement. On January 18, 2002, under the registration rights agreement, PRG-Schultz filed a registration statement on Form S-3 with respect to 1,106,684 shares of PRG-Schultz common stock received by Howard and Andrew Schultz and certain trusts in the HSA-Texas acquisitions. On February 28, 2002, such registration statement on From S-3 was withdrawn because, as noted in Item 4 above, the securities whose resale was to be registered under the registration statement were sold in a private transaction to Blum Capital Partners. PRG-Schultz will also be required upon written request from a holder of registrable securities to register the shares of PRG-Schultz common stock issued in the HSA-Texas acquisitions for resale pursuant to a firm commitment underwritten public offering, subject to certain exceptions; provided, however, that PRG-Schultz will not be required to file a registration statement regarding a request covering less than $5.0 million of such PRG-Schultz common stock. The registration rights agreement also provides that all registration expenses will be paid by PRG-Schultz except under certain circumstances, including when the registration request is subsequently withdrawn by a majority of such shareholders, unless the shareholders agree that the request will count as one demand registration under the registration rights agreement.

     The   shareholder   agreement  and   registration   rights   agreement  are
incorporated herein by reference to Exhibits 99.3 and 99.4 hereto, respectively.

Item 7.  Material to be Filed as Exhibits

     99.1 Asset Agreement (incorporated herein by reference to Annex A to PRG-Schultz's Definitive Proxy Statement filed on December 20, 2001).

     99.2 Stock Agreement (incorporated herein by reference to Annex B to PRG-Schultz's Definitive Proxy Statement filed on December 20, 2001).

     99.3 Shareholder Agreement (incorporated by reference to Exhibit 10.3 filed with PRG-Schultz's Registration Statement on Form S-4 (333-69142) filed on September 7, 2001).

     99.4 Registration  Rights  Agreement  (incorporated by reference to Exhibit
          10.2 filed with PRG-Schultz's Registration Statement on Form S-4 (333-69142) filed on September 7, 2001).

     99.5 Stock Purchase Agreement between Blum Strategic Partners II, L.P. and certain entities and individuals dated February 21, 2002.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 1, 2002                      /s/ Andrew H. Schultz
                                           -------------------------------------
                                           Andrew H. Schultz


                                           /s/ Harold Berman
                                           -------------------------------------
                                           Harold Berman



                                           Andrew H. Schultz Irrevocable Trust

                                           /s/ Andrew H. Schultz
                                           -------------------------------------
                                           By:  Andrew H. Schultz, Trustee



                                           The HHS Charitable Lead Annuity Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The LVS Charitable Lead Annuity Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The Daniel Alan Schultz HHS (2001)
                                           GST Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The Jaynie Schultz Romaner HHS (2001)
                                           GST Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The Daniel Alan Schultz LVS (2001)
                                           GST Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The Jaynie Schultz Romaner LVS (2001)
                                           GST Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee

                             JOINT FILING AGREEMENT


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


Dated:  March 1, 2002                      /s/ Andrew H. Schultz
                                           -------------------------------------
                                           Andrew H. Schultz


                                           /s/ Harold Berman
                                           -------------------------------------
                                           Harold Berman



                                           Andrew H. Schultz Irrevocable Trust

                                           /s/ Andrew H. Schultz
                                           -------------------------------------
                                           By:  Andrew H. Schultz, Trustee



                                           The HHS Charitable Lead Annuity Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The LVS Charitable Lead Annuity Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The Daniel Alan Schultz HHS (2001)
                                           GST Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The Jaynie Schultz Romaner HHS (2001)
                                           GST Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The Daniel Alan Schultz LVS (2001)
                                           GST Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



                                           The Jaynie Schultz Romaner LVS (2001)
                                           GST Trust

                                           /s/ Harold Berman
                                           -------------------------------------
                                           By:  Harold Berman, Trustee



1448938v1